UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 7, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

-                                          NMa approves KPN Nozema Services acquisition, dated March 7, 2006.

Press Release

Date
7 March 2006
Number
NMa approves KPN Nozema Services acquisition	016pe

KPN is pleased to hear that the NMa, the Dutch Competition Authority, has approved the acquisition by KPN of Nozema Services. KPN and NMa have reached agreement on the operation and running, as well as eventual sale, of a number of transmission towers. KPN had already indicated that it did not consider ownership of these towers to constitute its core business.

KPN will now accelerate the nationwide rollout of its digital ether television service, offering Dutch consumers an alternative to cable before year-end. The acquisition guarantees Nozema Services’ future, also once current analogue TV services cease following the migration to digital technologies. KPN repeats its offer to digitally broadcast Dutch national and regional public radio and TV stations free to air.

At the beginning of December 2005, the Dutch State and KPN reached agreement in principle for KPN to acquire all shares in Nozema Services for EUR 75 million. The Works Councils of both KPN and Nozema Services had already given the acquisition a positive reception.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: March 8, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel